

Mail Stop 7010

November 1, 2007

Via U.S. mail and facsimile

Mr. Kerry Propper
Chief Executive Officer
Chardan South China Acquisition Corporation
China Energy Technology Limited
625 Broadway, Suite 1111
San Diego, CA 92101

>   **Re: Chardan South China Acquisition Corporation**
>   **China Energy Technology Limited**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed October 12, 2007**
>   **File No. 333-142894 and 333-142894-01**

Dear Mr. Propper:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 1. It appears that the ratification matter should be voted on by security holders separately. Rule 14a-4(a)(3) requires that you separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise accordingly. Please also revise the disclosure in the filing to address the matters separately.

2.   Your document should clearly explain the material differences between the rights of security holders of Head Dragon Holdings and CETL. For example, and without limitation, it appears that the holders of Head Dragon Holdings preferred stock have a right to separately approve certain fundamental transactions involving Head Dragon that they will not have if they accept the exchange offer and become holders of CETL's common stock.

3.   We note Head Dragon's sale of additional common stock to Mr. Jinxiang Lu on May 18, 2007, such that Head Dragon currently has 13 million shares of common stock outstanding. Please confirm to us, if true, that Head Dragon will still receive 13 million shares of CETL common stock in this recapitalization transaction. If our understanding is correct, please revise your presentation of Head Dragon's historical per share information throughout your filing to reflect this new exchange rate for the recapitalization transaction. In this regard, your previous calculations where Head Dragon's 200,000 shares of outstanding common stock were revised to reflect the 13 million shares that will be received in the recapitalization are no longer consistent with the guidance in SAB Topic 4C, as the stock exchange will now have a one-to-one exchange rate, and such calculations should be revised to present the recapitalization in a manner similar to a stock split. Additionally, since Head Dragon's historical earnings per share will no longer change as a result of the recapitalization, we believe that you should disclose earnings per share information in Head Dragon's audited December 31, 2006 financial statements.

Cover Page

4.   We note your response to prior comment 6. Please revise the cover page to explain what the representative unit purchase option is, to whom it is being offered and for what consideration.

5.   Please clarify whether you are registering the exercise of the warrants that you are issuing. If so, please clarify the number of shares of common stock underlying the warrants versus the number that will be issued to holders of CETL's common stock in the redomestication merger. If not, please tell us supplementally your basis for not registering the exercise of the warrants.

6.   Revise the cover page to state the exchange ratios for the units, common shares, warrants and representative unit purchase option in the redomestication merger.

Head Dragon Holdings – GaoKe Reorganization and Ownership, page 18

7.   We read in your response to our prior comment 38 that Mr. Jinxiang Lu is and always has been the sole shareholder of Head Dragon Holdings. In light of this statement, please revise your disclosure on page 22 which states that "as a result of a series of transactions among the original shareholders of Head Dragon Holdings during the course of 2006, Mr. Jinxiang Lu became the sole shareholder of the outstanding common stock of Head Dragon Holdings" as this disclosure is not consistent with your response.

Management's Discussion and Analysis – Overview, page 99

8. We note your discussion of backlog and have the following comments:
    *   We read that in 2006 you were awarded a large integrated contract that will not be completed in 2007. Since it appears that you have firm commitment backlog orders that are not expected to be filled within the current fiscal year, please tell us how you determined that you did not need to disclose your estimate for the amount of backlog that will be filled after 2007. Refer to Item 101(C)(1)(viii) of Regulation S-K.
    *   The last sentence of your discussion of backlog indicates that you will continue to show the "value of unfinished work as of the end of the period on contracts awarded in the prior period" in your tabular presentation of backlog. However, we note that you removed this line from your backlog table. Please reconcile your backlog table and your narrative analysis.

Unaudited Pro Forma Combined Financial Statements, page 117

9. We note your response to our prior comment 31; however, it is unclear where you have made the requested disclosure. As previously requested, please disclose Head Dragon's historical cash dividends per share on the pro forma statements of income where you disclose pro forma cash dividends per share.

10. We note that your calculation of historical earnings per share for Head Dragon does not use the same methodology at December 31, 2006 and at June 30, 2007. As indicated in our comment earlier in this letter, since the exchange rate for the recapitalization with CETL is now one-to-one, all historical per share information for Head Dragon should be presented using Head Dragon's historical number of shares outstanding. Please revise.

Preference Stock, page 138

11. Please disclose your response to prior comment 33 in this section.

Head Dragon Holdings Financial Statements for the Year Ended December 31, 2006

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page FII-10

12. We note your response to our prior comment 37; however, it is unclear where you have made the requested disclosure. As previously requested, please disclose that you have had no material losses on contracts to date as we believe this provides your readers with important insight into this matter.

13. We note your response to comment 113 from our letter dated June 11, 2007 and your updated disclosures. Please enhance your disclosures regarding your accounting policy for recognizing revenues and expenses associated with work done by your subcontractors to address the following:

- Please disclose how you ensure that your numbers at the end of each period reflect the correct percentage of completion of work as of period end, since you are not performing any of the physical construction or installation of your power systems.
- Please disclose whether your payments to your subcontractors are contingent upon your receipt of payment from the customer.
- Please disclose, similar to your response, that you retain 10% of the payments to your subcontractors as a warranty to ensure the work is performed correctly.

14. We note your response to comment 116 from our letter dated June 11, 2007. Based on your response, it is unclear to us whether the remote monitoring of power-systems that you provide to your customers after the power-system is operational is a separate unit of accounting under EITF 00-21. To clarify this matter, please provide us with a reasonably detailed analysis of whether there is objective and reliable evidence of the fair value, as defined in EITF 00-21, of such monitoring services.

Head Dragon Holdings Financial Statements for the Period Ended June 30, 2007

Note 13 – Commitments and Contingencies, page FII-35

15. We note the $3.7 million of intangible assets on your balance sheet and have the following comments:

- Based on the description of this asset in Note 13, it appears that this $3.7 million balance represents prepayments for intangible assets that you have not yet acquired. In this regard, it appears from your disclosure that you must pay the remainder of the cost for these intangibles before you will receive these licenses. Please advise and revise to clarify this matter.
- Please provide the disclosures indicated by paragraphs 44 and 45 of SFAS 142 or tell us why any such disclosures are not necessary.
- If you believe that any acquired intangible assets will have an indefinite useful life, please explain to us how you determined that such assets met the criteria of paragraph 11 of SFAS 142.

Note 16 – Segmented Information, page FII-35

16. It appears that Head Dragon's reportable segments changed during the quarter ended June 30, 2007, as you are presenting the "Holding Company" segment for the first time. If this segment would have had any balances in any periods prior to the quarter ended June 30, 2007, please revise your segment footnote in your audited December 31, 2006 financial statements so that segments are presented for all periods on the same basis as they are presented in your most recent financial statements. If your new Holding Company segment would have had zero balances in all prior periods, we will not object if you merely revise your footnote in your interim financial statements to clarify this matter.

17. Please tell us how you determined that you did not need to present segment information for the interim period of the prior year. Refer to paragraph 25(d) of SFAS 131.

Note 17 – Subsequent Events, page FII-37

18. We read in Note 17(ii) that no attempt has been made to value the stock options issued to the promoter in exchange for his services. Please explain to us how this complies with paragraphs 7 and 8 of SFAS 123R and with EITF 96-18. It appears that you should record these options at the fair value of the goods and services received or the fair value of the options issued, whichever is more reliably measureable. Please advise and revise.

Exhibit 8.1

19. We reissue prior comment 40 and 41, as you did not file a revised exhibit 8.1 on EDGAR

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or, in her absence Jennifer Thompson, Staff Accountant, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Mr. Douglas J. Rein
        Ms. Amy Hsiung
        DLA Piper US LLP
        4365 Executive Drive, Suite 1100
        San Diego, CA 92121-2133